VF 3-7-03

**AM 3/5/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

03014426

SEC FILE NUMBER
8-48020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ING Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7337 East Doubletree Ranch Road
(No. and Street)

Scottsdale	**AZ**	**85258**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Roland **480-477-2118**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 165

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/03

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Roland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ING Funds Distributor, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

TRACY S. COSBY NOTARY EXPIRES GEORGIA JUNE 13, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Supplemental Information
ING Funds Distributor, LLC

For the year ended December 31, 2002
with Reports of Independent Auditors

ING Funds Distributor, LLC

Audited Financial Statements and Supplemental Information

For the year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

To the Members
ING Funds Distributor, LLC

We have audited the accompanying statement of financial condition of ING Funds Distributor, LLC (its primary member being ING Funds Services, LLC and indirectly ING America Insurance Holdings, Inc.) as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Funds Distributor, LLC at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
February 14, 2003

ING Funds Distributor, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	**$ 5,039,438**
Accounts receivable	**4,475,392**
Due from financial institution	**6,643,600**
Due from affiliates	**9,106,342**
Deferred acquisition cost, net of amortization	**6,878,881**
Other assets	**205,296**
Total assets	**$32,348,949**
Liabilities and member's equity	
Liabilities:	
Due to affiliates	**$ 47,713**
Accounts payable and other accrued expenses	**1,347,000**
Total liabilities	**1,394,713**
Member's equity	**30,954,236**
Total liabilities and member's equity	**$32,348,949**

See accompanying notes.

ING Funds Distributor, LLC

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions	$ 1,064,111
Distribution fees	49,676,944
Interest and dividend income	43,158
Service fee revenue from affiliate	34,000,000
Gain on sale of deferred acquisition costs (B shares)	2,685,139
Other	4,861,950
Total revenues	92,331,302
Expenses:	
Commissions	31,716,946
Salaries and employee benefits	24,128,107
Management fees paid to affiliates	432,763
Marketing and customer development	12,787,317
Occupancy and equipment rental	677,022
Amortization of deferred acquisition costs	10,552,387
Other operating expenses	11,910,902
Total expenses	92,205,444
Income before taxes	125,858
Income tax expense (benefit):	
Current	326,863
Deferred	(1,753)
Total income tax expense	325,110
Net loss	$ (199,252)

See accompanying notes.

ING Funds Distributor, LLC

Statement of Changes in Member's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Member's Equity	Total
Balance at January 1, 2002	$ 1	$ 24,998,093	$(2,943,820)	$ -	$22,054,274
Conversion to LLC	(1)	(24,998,093)	2,943,820	22,054,274	-
Capital contribution	-	-	-	9,099,214	9,099,214
Net loss	-	-	-	(199,252)	(199,252)
Balance at December 31, 2002	$ -	$ -	$ -	$30,954,236	$30,954,236

See accompanying notes.

ING Funds Distributor, LLC

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net loss	$ (199,252)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization expense	10,552,387
Gain on sale of deferred acquisition costs (B Shares)	(2,685,139)
Change in operating assets and liabilities:	
Due from affiliates	(6,092,877)
Accounts receivable	(457,487)
Deferred acquisition costs due to sales of Class A and Class C fund shares	(12,396,378)
Deferred acquisition costs due to redemptions	1,740,256
Other assets	(107,740)
Due to affiliates	(1,195,962)
Accounts payable and other accrued expenses	889,769
Net cash used in operating activities	(9,952,423)
Investing activities	
Proceeds from the sale of deferred acquisition costs (B Shares)	72,768,852
Deferred acquisition costs due to sales of Class B fund shares	(71,107,214)
Net cash provided by investing activities	1,661,638
Financing activities	
Capital contribution	9,099,214
Net cash provided by financing activities	9,099,214
Increase in cash and cash equivalents	808,429
Cash and cash equivalents, beginning of year	4,231,009
Cash and cash equivalents, end of year	$ 5,039,438
Supplemental disclosure of cash flow information	
Cash refunds received during the year for:	
Income taxes	$ 4,235,308

See accompanying notes.

ING Funds Distributor, LLC

Notes to Financial Statements

December 31, 2002

1. Nature of Business and Ownership

ING Funds Distributor, LLC (the "Company"), formerly known as ING Pilgrim Securities, Inc., is owned by its primary member, ING Funds Services, LLC (the "Member"), formerly known as ING Pilgrim Group, LLC, which is a wholly owned subsidiary of ING Capital Corporation, LLC ("INGCC"), formerly known as ING Pilgrim Capital Corporation, LLC ("PCC"). As of January 1, 2002, INGCC was a wholly owned subsidiary of ReliaStar Financial Corp. ("ReliaStar"). On December 31, 2002, ReliaStar was merged into Lion Connecticut Holdings, Inc. ("CCH"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is the successor to ING Pilgrim Securities, Inc. On March 1, 2002, the Company changed its name to ING Funds Distributor, Inc. On October 18, 2002, ING Funds Distributor, Inc. was merged into a newly created limited liability company, named ING MC, LLC. ING MC, LLC changed its name to ING Funds Distributor, LLC on the same day.

The Company is engaged primarily in the marketing and distribution of proprietary mutual funds and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is the principal underwriter and distributor for the shares of proprietary mutual funds and the funds under Lion variable products which are managed by ING Investments, LLC, formerly known as ING Pilgrim Investments, LLC, wholly owned subsidiary of the Member.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. In connection with its conversion to an LLC, the Company's deferred tax asset of $195,305 was transferred to LCH, the Company's indirect parent, where such asset will be realized in future periods.

Distribution Fees from Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from .25% to 1% on an annual basis of the respective funds' net assets. Distribution fees and commissions pursuant to the related distribution plan agreements are accrued as earned. Such 12b-1 distribution fees amounted to approximately $49.7 million for the year ended December 31, 2002. Distribution fees receivable amounted to approximately $4.3 million at December 31, 2002. Distribution fees receivable are a component of accounts receivable in the accompanying statement of financial condition.

Also under Rule 12b-1, the Company makes ongoing payments on a quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from .25% to .65% of the fund's average daily net assets.

3. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related products or in the period in which a contingent deferred sales charge ("CDSC") is applied when the client's investment is redeemed. During the year ended December 31, 2002, deferred acquisition costs of approximately $12.4 million were recorded relating to the sales of Class A and Class C fund shares, and deferred acquisition costs of approximately $1.7 million were written off and recorded in the statement of operations as a result of fund share redemptions. Amortization of deferred acquisition costs was approximately $10.6 million during the year ended December 31, 2002.

The Company is entitled to CDSC, which are imposed upon the redemption of Class A, Class B and Class C shares of the funds. Such charges (excluding the former Aetna Funds and the Aetna Index Plus Funds) are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of 1% for redemptions in the first and second year after purchase (.50% for purchases over $2.5 million and .25% for purchases over $5 million redeemed in the first year). CDSC are typically imposed on Class B shares at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 3%, 3%, 2% and 1% in the second, third, fourth, fifth and sixth years, respectively. CDSC for Class C shares are imposed at a rate of 1% for one year.

The former Aetna Funds CDSC are paid by redeeming shareholders and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of 1% for redemptions in the first year and .50% for the second year (.50% for purchases over $3 million and .25% for purchases over $20 million redeemed in the first or second year).

The former Aetna Index Plus Funds CDSC are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of .50% for redemptions in the first and second year after purchase (.25% for purchases over $3 million for the first and second year).

3. Deferred Acquisition Costs (continued)

Each month, the Company sells its deferred acquisition costs asset related to the sales of B Share mutual funds to a third party financial institution under an on-going agreement (the "Agreement"). Pursuant to the Agreement, the purchaser typically pays the Company a premium for its B Share deferred acquisition costs asset in return for the third-party financial institution securing rights to the .75% annual distribution fee and any contingent deferred sales charges generated on redeemed B Shares subject to the Agreement. There are no retained interests related to the sales, and the sales are without recourse to the Company.

During the year ended December 31, 2002, the Company sold B Share deferred acquisition costs under the Agreement with a book value of approximately $71.1 million, resulting in a gain of approximately $2.7 million. At December 31, 2002, the Company had a receivable from the third-party financial institution of approximately $6.6 million relating to the sale of B Share deferred acquisition costs.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison of the net cash flows to be received. If necessary, a valuation allowance is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2002, no valuation allowance was recorded.

4. Income Taxes

The results of the Company's operations for the period January 1 through September 30, 2002, are included in the consolidated tax return of ING AIH. Subsequent to its conversion to an LLC, the Company's income is taxed at its member level (i.e. LCH). As such, no income taxes are reflected for the period from October 1 through December 31, 2002. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

4. Income Taxes (continued)

Income tax expense (benefit) consists of the following for the period from January 1, 2002 to September 30, 2002:

Current:	
Federal	**$ 326,863**
	326,863
Deferred:	
Federal	**(1,753)**
	(1,753)
Total	**$ 325,110**

Variations from the federal statutory rate are as follows:

Expected federal income tax expense at statutory rate of 35%	**$ 44,050**
Meals and entertainment	**355,749**
Income taxed in ReliaStar's results	**(74,689)**
Income tax expense	**$ 325,110**

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is due primarily to nondeductible expenses such as meals and entertainment. Additionally, the Company did not have any deferred tax assets or deferred tax liabilities at December 31, 2002.

5. Related Party Transactions

The Company is party to a service agreement with the Parent, for an initial term of five years, to provide certain marketing and other services related to the investment management products of the Parent and its affiliates. Under this agreement, the Company earned $34.0 million for the year ended December 31, 2002, which is included in service fee revenue from affiliate within the statement of operations. The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

5. Related Party Transactions (continued)

Throughout the year ended December 31, 2002, the Company and its Parent settled intercompany receivables and payables by relieving the intercompany obligations as a capital transaction. During the year ended December 31, 2002, the Parent relieved the Company of a net obligation of approximately $9.1 million that is reported as a capital contribution in the accompanying statement of changes in stockholder's equity.

6. Employee and Registered Representative Benefits

The Company maintains through ING AIH a deferred compensation plan (the "Plan") for certain employees. Under the Plan, if certain eligibility requirements are met, a participant may defer a portion of their income. The Plan is unfunded; therefore, benefits are paid from the general assets of the Company. The total of participant deferrals, which is reflected in accounts payable and other accrued expenses, was $52,888 at December 31, 2002.

7. Contingencies

The Company is party to a number of claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2002, the Company had net capital of $3,543,936, which was $3,450,956 in excess of its required net capital of $92,980. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002, was .39 to 1.

Supplemental Information

ING Funds Distributor, LLC

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Member's equity	**$30,954,236**
Non-allowable assets	
Accounts receivable	**4,475,392**
Due from affiliates	**9,106,342**
Due from financial institution	**6,643,600**
Deferred acquisition costs	**6,878,881**
Other assets	**205,296**
Total non-allowable assets	**27,309,511**
Net capital before haircuts	**3,644,725**
Haircuts on short-term investments included in cash equivalents	**100,789**
Net Capital	**$ 3,543,936**
Aggregate indebtedness (AI)	
Due to affiliates	**$ 47,713**
Accounts payable and other accrued expenses	**1,347,000**
Total aggregate indebtedness	**$ 1,394,713**
Minimum net capital requirement, 6 2/3 % of AI	**$ 92,980**
Minimum dollar net capital requirement	**$ 25,000**
Excess net capital	**$ 3,450,956**
Excess net capital at 1000%, as defined	**$ 3,404,464**
Ratio of aggregate indebtedness to net capital	**.39 to 1**

ING Funds Distributor, LLC

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2002

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing as of December 31, 2002.

ING Funds Distributor, LLC

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2002

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(1) of the Rule.

Ernst & Young

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members
ING Funds Distributor, LLC

In planning and performing our audit of the financial statements of ING Funds Distributor, LLC ("the Company") for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 14, 2003